UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
GLIMCHER REALTY TRUST
(Name of Issuer)
Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)
379302102
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of This Statement)
     Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP	379302102	Page	2	of	5

1	NAMES OF REPORTING PERSONS Herbert Glimcher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER

NUMBER OF		2,125,995(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		173,957(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,121,495(3)

WITH	8	SHARED DISPOSITIVE POWER

173,957(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,299,952

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.3%(4)

12	TYPE OF REPORTING PERSON

IN
(1) This amount includes: (a) 1,008,365 Common Shares of Beneficial Interest, par value $0.01 per share (“Common Shares”) of Glimcher Realty Trust (the “Issuer”) held by Herbert Glimcher individually, which includes, (i) 1,500 shares granted to Mr. Glimcher pursuant to a restricted stock award and for which Mr. Glimcher has voting power, but will not have dispositive power until one-third of such shares vest on March 14 of each of 2011, 2012 and 2013, and (ii) 3,000 shares granted to Mr. Glimcher pursuant to a restricted stock award and for which Mr. Glimcher has voting power, but will not have dispositive power until one-third of such shares vest on March 12 of each of 2012, 2013 and 2014, (b) 958,230 Glimcher Properties Limited Partnership units of limited partnership interest that are redeemable into Common Shares (“OP Units”), (c) vested options to purchase 158,000 Common Shares, and (d) 1,400 options that shall be fully vested within sixty (60) days of the filing date of this statement.
(2) This amount includes: (a) 120,404 OP Units held by Mr. Glimcher’s wife, and (b) 53,553 Common Shares which are owned by Mr. Glimcher and his wife as tenants-in-common. Mr. Glimcher disclaims beneficial ownership of the OP Units in (a).
(3) Includes all of the securities of Mr. Glimcher enumerated in footnote (1) other than the 4,500 shares of Common Stock which are restricted.
(4) Based on 68,715,033 Common Shares outstanding as of October 29, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2009, plus the number of Common Shares issuable upon the exercise of any vested options or options that shall be fully vested within sixty (60) days of the date of this statement and the redemption of OP Units held by Mr. Glimcher or his wife, as applicable.

CUSIP	379302102	Page	3	of	5

Item 1(a) Name of Issuer:	Glimcher Realty Trust

Item 1(b) Address of Issuer’s Principal Executive Offices:	180 East Broad Street
Columbus, OH 43215

Item 2(a) Name of Person Filing:	Herbert Glimcher

Item 2(b) Address of Principal Business Office or, if None, Residence:	10 North Drexel Avenue
Bexley, OH 43209

Item 2(c) Citizenship:	United States

Item 2(d) Title of Class of Securities:	Common Shares of Beneficial Interest, par value, $0.01 per share.

Item 2(e) CUSIP Number:	379302102
Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with section 204.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act ((15 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with 240.13d-1(b)(i)(ii)(J).

(k)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K)
     If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution.
Not applicable.

CUSIP	379302102	Page	4	of	5
Item 4. Ownership.

(a) Amount beneficially owned:	See Item 9 on cover page.

(b) Percent of class:	See Item 11 on cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	See Item 5 on cover page.

(ii) Shared power to vote or to direct the vote:	See Item 6 on cover page.

(iii) Sole power to dispose or to direct the disposition of:	See Item 7 on cover page.

(iv) Shared power to dispose or to direct the disposition of:	See Item 8 on cover page.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group or Control Person.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

CUSIP	379302102	Page	5	of	5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2010

/s/ Kim A. Rieck
Kim A. Rieck, as Attorney-in-Fact for
Herbert Glimcher

*	Kim A. Rieck is signing on behalf of Herbert Glimcher as Attorney-in-Fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on March 18, 2008, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing on Form 4.